WISeKey International Holding Ltd Announces Agenda Items to be Approved by Shareholders at its 2024 Annual General Meeting

Zug, Switzerland, May 28, 2024 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd. (“WISeKey” or the “Company”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity and IoT company, announced today that the Board of Directors has submitted its proposals for shareholder approval at the 2024 Annual General Meeting of Shareholders (“AGM”).

Key items that the Board of Directors recommends shareholders to approve are:

•	The reduction of the registered share capital of the Company by CHF 8,461,555.20 from CHF 8,814,120 to CHF 352,564.80, by reducing the nominal value of each Class B share from CHF 2.50 to CHF 0.10 and each Class A share from CHF 0.25 to CHF 0.01, and the allocation of the total reduction amount of CHF 8,461,555.20 to the Company's statutory capital reserves from capital contribution. The Company's current equity will not be reduced and there will be no distribution to shareholders;

•	If the reduction of the registered share capital is approved, the re-affirmation of the Company’s capital band;

•	The re-election of Carlos Moreira, Peter Ward, David Fergusson, Jean-Philippe Ladisa, María Pía Aqueveque Jabbaz as members of the Board and the election of Philippe Doubre, Philippe Monnier, and John O’Hara as new members of the Board, each for a term extending until completion of the 2025 AGM;

•	The re-election of Carlos Moreira as Chairman of the Board for a term extending until completion of the 2025 AGM, and the re-election of David Fergusson, and the election of Philippe Doubre and Jean-Philippe Ladisa, as members of the Board’s Nomination & Compensation Committee, each for a term extending until completion of the 2025 AGM;

•	The maximum aggregate amount of compensation of (i) the Board for the period between the 2024 AGM and the 2025 AGM and (ii) the company’s executive management for financial year 2024 pursuant to Swiss law and the Company’s articles of association;

•	The 2023 compensation report (advisory vote);

•	The discharge of the members of the Board and executive management from liability for activities during fiscal year 2023;

•	The 2023 Annual Report, including the 2023 Consolidated Audited Financial Statement;

The 2024 AGM will be held at 2:00 p.m. CEST on Thursday, 27 June 2024 at the offices of Homburger AG, Prime Tower, Hardstrasse 201, 8005 Zurich, Switzerland. It will be possible for shareholders to attend the AGM in person at the venue. Shareholders may also exercise their voting rights by giving electronic or written voting instructions to the independent voting rights representative, as further described in the Company’s invitation to the 2024 AGM published on the date of this press release, or by giving proxy to a representative.

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.